SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31718; 812-14504]

Pioneer ETMF Series Trust I, et al.; Notice of Application

July 16, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and (B) of the Act.

Applicants: Pioneer ETMF Series Trust I (the "Trust"), Pioneer Investment Management, Inc.

(the "Adviser") and Pioneer Funds Distributor, Inc. (the "Distributor").

Summary of Application: Applicants request an order ("Order") that permits: (a) actively

managed series of certain open-end management investment companies to issue shares

("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market

transactions in Shares to occur at the next-determined net asset value plus or minus a market-

determined premium or discount that may vary during the trading day; (c) certain series to pay

redemption proceeds, under certain circumstances, more than seven days from the tender of

Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and

receive securities from, the series in connection with the purchase and redemption of Creation

Units; (e) certain registered management investment companies and unit investment trusts

outside of the same group of investment companies as the series to acquire Shares; and (f) certain

series to create and redeem Shares in kind in a master-feeder structure. The Order would

incorporate by reference terms and conditions of a previous order granting the same relief sought

by applicants, as that order may be amended from time to time ("Reference Order").[1]

Filing Dates: The application was filed on June 30, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 12, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Pioneer ETMF

Series Trust I, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc., 60

State Street, Boston, Massachusetts 02109.

For Further Information Contact: Jean E. Minarick, Senior Counsel, or Dalia Osman Blass,

Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

---

[1]   Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order).

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>**APPLICANTS**</u>:

1.   The Trust will be registered as an open-end management investment company under

the Act and is a business trust organized under the laws of the State of Delaware. Applicants

seek relief with respect to sixteen Funds (as defined below, and those Funds, the "Initial Funds").

The portfolio positions of each Fund will consist of securities and other assets selected and

managed by its Adviser or Subadviser (as defined below) to pursue the Fund's investment

objective.

2.   The Adviser, a Delaware corporation, will be the investment adviser to the Initial

Funds. An Adviser (as defined below) will serve as investment adviser to each Fund. The

Adviser is, and any other Adviser will be, registered as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act"). The Adviser and the Trust may retain one or

more subadvisers (each a "Subadviser") to manage the portfolios of the Funds. Any Subadviser

will be registered, or not subject to registration, under the Advisers Act.

3.   The Distributor is a Massachusetts corporation and a broker-dealer registered under

the Securities Exchange Act of 1934 and will act as the principal underwriter of Shares of the

Funds. Applicants request that the requested relief apply to any distributor of Shares, whether

affiliated or unaffiliated with the Adviser (included in the term "Distributor"). Any Distributor

will comply with the terms and conditions of the Order.

<u>**APPLICANTS' REQUESTED EXEMPTIVE RELIEF**</u>:

4.   Applicants seek the requested Order under section 6(c) of the Act for an exemption

from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act. The requested Order would permit applicants to offer exchange-traded managed funds. Because the relief requested is the same as the relief granted by the Commission under the Reference Order and because the Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof in order to offer exchange-traded managed funds,[2] the Order would incorporate by reference the terms and conditions of the Reference Order.

5.   Applicants request that the Order apply to the Initial Funds and to any other existing or future open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term "Adviser"); and (b) operates as an exchange-traded managed fund as described in the Reference Order; and (c) complies with the terms and conditions of the Order and of the Reference Order, which is incorporated by reference herein (each such company or series and Initial Fund, a "Fund").[3]

6.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

---

[2]   Eaton Vance Management has obtained patents with respect to certain aspects of the Funds' method of operation as exchange-traded managed funds.

[3]   All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order, which is incorporated by reference herein.

including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

7.   Applicants submit that for the reasons stated in the Reference Order: (1) with respect to the relief requested pursuant to section 6(c) of the Act, the relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (2) with respect to the relief request pursuant to section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and consistent with the general purposes of the Act; and (3) with respect to the relief requested pursuant to section 12(d)(1)(J) of the Act, the relief is consistent with the public interest and the protection of investors.

By the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary